Exhibit 99.1

Medifocus, Inc. Announces Financial Results for the Nine Months Ending December 31, 2014

Third Quarter Revenue of $895,972, up 40% Sequentially

COLUMBIA, MD and TORONTO, ON—(Marketwired - Mar 24, 2015) - Medifocus Inc. (OTCQX: MDFZF) (TSX VENTURE: MFS) (Medifocus or the Company) reported its financial results for the third fiscal quarter ending December 31, 2014.

For the three months ended December 31, 2014, sales were US $895,973, representing a decrease of 30% from the same quarter of 2013, but an increase of 40% from the previous three months ended September 30, 2014 following the restructuring of its Prolieve® business earlier this fall. In addition, operating expenses decreased by $213,576 to $1,251,560 in the three months ended December 31, 2014 from $1,451,136 in the three months ended September 30, 2014. Sales from its Prolieve® Thermodilatation System reached US $3,187,139 for the nine months ended December 31, 2014, a decrease of 14% from the same period of 2013. The net loss for the nine months ended December 31, 2014 is $4,093,013, compared to a net loss of $4,037,750 in the same period of the previous year.

In August 2014, the Company re-examined its Prolieve® sales and costs structure and concluded that the Company must refocus the allocation of resources and improve the Prolieve® business’ operational efficiency. The Company has eliminated less productive sales positions, particularly in territories with high service costs. It has eliminated uneconomical remote accounts, reducing travel and servicing costs and improving gross margins. The Company is growing its customer base by using hybrid mobile service technicians to supplement the sales team.

Dr. Augustine Y. Cheung, CEO of Medifocus, commented, “Since we launched the Prolieve® restructuring program, we have reduced our operating costs and are seeing immediate but gradual recovery in revenue directly as a result of the impact of the restructuring. We will remain diligently focused on minimizing our operating expenses and improve gross margin in our effort to grow the Prolieve® business in a more efficient and sustainable manner.”

About Medifocus, Inc.

Medifocus owns two fully developed technology platforms with comprehensive United States and international patent protection: (i) The Endo-thermotherapy Platform-a catheter-basis focused heat technology platform that utilizes natural body openings to deliver precise microwave thermotherapy to the diseased sites. The United States Food and Drugs Administration (FDA) approved Prolieve Thermodilatation System for the treatment of Benign Prostatic Hyperplasia (BPH) was developed based on the Endo-thermotherapy and is currently generating revenue; and (ii) the Adaptive Phased Array (APA) Microwave Focusing Platform, invented by the Massachusetts Institute of Technology, licensed to Medifocus directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. Medifocus’ APA 1000 Breast Cancer Treatment System, developed from the APA technology platform, has received approval from the FDA and Health Canada to conduct the pivotal Phase III clinical trials. Medifocus believes that these two technology platforms can provide the design basis for the development of multiple cancer treatment systems for surface, subsurface and deep seated localized and regional cancers. Please visit www.medifocusinc.com, www.prolieve.com and http://www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627 for more details.

Forward-Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect the structure and the proceeds of the Offering and the expected use of the proceeds. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, Medifocus disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Medifocus Contact:

John Mon, COO

Medifocus, Inc.

Tel: 410-290-5734

JohnMon@medifocusinc.com